SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  April 29, 2003

Tel Aviv Stock Exchange Ltd 54 Achad Ha'am St 65202 Tel Aviv	Registrar of Companies PO Box 767 91007 Jerusalem	Israel Securities Authority 22 Kanfei Nesharim St 95464 Jerusalem

re: RoboGroup T.E.K. Ltd — Immediate Disclosure

RoboGroup T.E.K. Ltd. (the “Company”) announced that its board of directors has decided upon a change in management of its Educational Sector. The Educational Sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products as well as products manufactured by third parties to the training and educational markets in Israel and worldwide. This sector also includes the Company’s activities in its Israeli offices as well as the activity of its fully owned U.S. - based subsidiary, Intelitek Inc.

Effective May 2003,the Educational Sector will be managed by Mr. Rafael Aravot, the Company’s CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-general managers of the Company, who will continue to perform their other duties as officers in the Company. The continuance of the relationship with and contribution to the Company of the former co-managers of the Educational Sector, Messrs. Turner and Chereshnia is being mutually examined. The above mentioned changes does not involve circumstances that require public disclosure to the public investors of the Company.

In addition, On April 29, 2003, the Company received, from the district court of Tel-Aviv, an approval for its motion seeking approval of a proposed distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140 thousands (approximately $450,000) in connection with a proposed buyback of its outstanding ordinary shares. Future purchases under this approval will be feasible from time to time based on the prevailing market prices.

Very truly yours

RoboGroup T.E.K Ltd

April 29, 2003